FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

29 September 2003

HSBC HOLDINGS PLC
PAYMENT OF DIVIDENDS IN UNITED STATES DOLLARS, STERLING
OR HONG KONG DOLLARS

On 4 August 2003, the Directors of HSBC Holdings plc declared a first interim dividend for 2003 of US$0.24 per ordinary share. The dividend is payable on 7 October 2003 to shareholders on the Principal Register or Hong Kong Overseas Branch Register at close of business on 22 August 2003 in cash in US dollars, sterling or Hong Kong dollars, or a combination of these currencies and with a scrip dividend alternative.

In the absence of instructions to the contrary, shareholders on the Principal Register will automatically receive dividends in sterling. Shareholders on the Hong Kong Overseas Branch Register will automatically receive dividends in Hong Kong dollars.

Dividends payable in cash in sterling or Hong Kong dollars will be converted from US dollars at the forward exchange rates quoted by HSBC Bank plc in London at 11.00 am on 29 September 2003 (US$1 = HK$7.7488 and GBP1 = US$1.64892). Accordingly, the amount payable on 7 October will be:

                                                       US$0.24 per share;

                                                       approximately HK$1.859712 per share; or

                                                       approximately GBP0.14555 per share.

The dividend payable to holders of American Depositary Shares ('ADSs'), each of which represents five ordinary shares, will be US$1.20 per ADS. The dividend will be paid on 7 October 2003 in cash in US dollars or in new shares to those who have elected to receive the scrip dividend alternative. The cash dividend for participants in the dividend reinvestment plan, operated by the depositary, will be invested in additional ADSs.

P A Stafford

Assistant Group Secretary

HSBC Holdings plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: September 29, 2003